UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 80.00 per share

(Title of Class of Securities)

M20115180

(CUSIP Number)

December 31, 2015

(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

 CUSIP No. M20115180

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Master SPV, Ltd.
(98-0615462)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	Less than 5%

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	Less than 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	Less than 5%

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount in Row (9):	Less than 5%

12.	Type of Reporting Person (See Instructions):	OO

Cusip No. M20115180

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	Less than 5%

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	Less than 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	Less than 5% (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount in Row (9):	Less than 5% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions):	PN

Cusip No. M20115180

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Yorkville Advisors Global, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	Less than 5%

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	Less than 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	Less than 5% (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount in Row (9):	Less than 5% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions):	OO

Cusip No. M20115180

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Matthew Beckman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power:	0

	6	Shared Voting Power:	Less than 5%

	7.	Sole Dispositive Power:	0

	8.	Shared Dispositive Power:	Less than 5%

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:	Less than 5% (See Item No. 6 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☒

11.	Percentage of Class Represented by Amount in Row (9):	Less than 5% (see Item No. 6 Below)

12.	Type of Reporting Person (See Instructions):	IN

Item 1.

(a)	Name of Issuer: B.O.S. Better Online Solutions Ltd.
(b)	Address of Issuer’s Principal Executive Offices:

20 Freiman Street

Rishon LeZion, 75100, Israel

Item 2.	Identity and Background.

(a)	Name of Person Filing: YA Global Master SPV, Ltd.
(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:

1012 Springfield Ave.

Mountainside, NJ 07092

(c)	Citizenship: Cayman Islands
(d)	Title of Class of Securities: Ordinary Shares, nominal value NIS 80.00 per share
(e)	Cusip Number: M20115180

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐	Group, in accordance with 240.13d(b)(1)(ii)(J).
(k)	☒	Group, in accordance with 240.13d(b)(1)(ii)(K).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	Less than 5%
(b)	Percentage of Class:	Less than 5%*
(c)	Number of shares as to which the person has:

(i)	Sole Power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: Less than 5%
(iii)	Sole power to dispose or to direct the disposition: 0
(iv)	Shared power to dispose or to direct the disposition: Less than 5%

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

YA Global Master SPV, Ltd. (“YA Global”) directly owns less than 5% of the shares of Common Stock of B.O.S. Better Online as of the date of this filing. As the Investment Manager of YA Global, Yorkville Advisors Global, LP (“Yorkville”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global. As the General Partner to Yorkville, Yorkville Advisors Global, LLC (“Yorkville GP”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global. As a managing member of Yorkville and Yorkville GP and the portfolio manager to YA Global, Matthew Beckman (“Beckman”) may be deemed to beneficially own the same number of shares of Common Stock beneficially owned by YA Global, Yorkville and Yorkville GP.

In the original Schedule 13G filing, YA Global II SPV, LLC (“YA Global II”), an indirect subsidiary of YA Global, was the direct beneficial owner of shares of Common Stock of B.O.S. Better Online. As of the date of this filing, YA Global II did not beneficially own any shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

Additional Information:

Each Reporting Person disclaims beneficial ownership of any securities beneficially owned by each other Reporting Person, and its report shall not be deemed to be an admission that any Reporting Person is the beneficial owner of these securities for the purpose of Section 16 or for any other purpose.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

REPORTING PERSON:

YA Global Master SPV, Ltd.

By: Yorkville Advisors Global, LP
Its: Investment Manager

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LP

By: Yorkville Advisors Global, LLC
Its: General Partner

By:	/s/ Troy J. Rillo, Esq.	Date:	2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

Yorkville Advisors Global, LLC

By:	/s/ Troy J. Rillo, Esq.	Date:	2/9/2016
Troy J. Rillo, Esq.
Chief Compliance Officer

By:	/s/ Matt Beckman	Date:	2/9/2016
Matthew Beckman